TV AZTECA SHAREHOLDERS APPROVE
                                UNEFON SPLIT OFF


FOR IMMEDIATE RELEASE

      MEXICO CITY,  DECEMBER  19, 2003 - TV Azteca,  S.A. de C.V.  (NYSE:  TZA;
BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced that it has approved a split-off of its 46.5% equity stake in Unefon, a Mexican mobile telephony operator  focused  on  the  mass  market,  and  of  its  50%  equity  stake  in
Cosmofrecuencias, a wireless broadband Internet access provider, at an extraordinary shareholders' meeting held today at its corporate offices in Mexico City.

      The split-off will completely separate TV Azteca from its telecommunications' investments. The telecommunications assets will form Unefon Holdings, which pursuant to Mexican law will become a separate entity approximately 45 days after the date of the registration of the minutes of the shareholders' meeting. TV Azteca anticipates that the shares of Unefon Holdings will be distributed in the second quarter of 2004 and that they will trade publicly in the Mexican stock market and in the United States.

      The split-off will entail a reduction of TV Azteca's assets and stockholders' equity equal to the book value of TV Azteca's investment in Unefon and Cosmofrecuencias, which totalled approximately US$193 million as of September 30, 2003.

      The advertising agreements between Unefon and TV Azteca, as well as the accounts receivable that Unefon is required to pay to TV Azteca, will remain unchanged.

      TV Azteca noted that the split-off does not affect its six-year plan for uses of cash, which as previously announced, entails the allocation of a substantial portion of TV Azteca's expected cash generation within a six years period, to make distributions to shareholders above US$500 million, as well as to gradually reduce the company's outstanding debt by an amount of approximately US$250 million in the six-year timeframe.

      "As scheduled, we are moving forward with our strategy to become a pure media play company in an efficient manner," said Pedro Padilla, TV Azteca's Chief Executive Officer. "The strategy will further reduce our credit risk, and will allow for increased market focus on the strength of our core business operations, further increasing stakeholder value."


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      An  information  memorandum  regarding  the  spin-off  was filed  with the
Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores) pursuant to Mexican regulatory requirements on December 4, 2003, and a courtesy English translation of the report is on file with the Securities and Exchange Commission.

COMPANY PROFILE

      TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

      Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               INVESTOR RELATIONS:

              Bruno Rangel                           Omar Avila
             5255 3099 9167                        5255 3099 0041
        jrangelk@tvazteca.com.mx               oavila@tvazteca.com.mx

                                MEDIA RELATIONS:

            Tristan Canales                         Daniel McCosh
            5255 3099 5786                         5255 3099 0059
        tcanales@tvazteca.com.mx                dmccosh@tvazteca.com.mx